Exhibit 99.1

FOR IMMEDIATE RELEASE

 Giant Interactive Announces Extension of

Existing Share Repurchase Program

SHANGHAI, PRC — September 19, 2012 — Giant Interactive Group Inc. (NYSE: GA) (“Giant” or “Company”), a leading Chinese online game developer and operator, today announced that its board of directors has recently approved a twelve-month extension for its previous share repurchase plan dated September 26, 2011 (the “Plan”) which is set to expire at the end of September 2012. Upon such extension, Giant will continue to be authorized to repurchase up to the remaining balance of the US$50 million, its American Depositary Shares, or ADSs, over the next twelve months, from time to time, in open-market purchases on the NYSE Euronext at prevailing market prices, in trades pursuant to a Rule 10b5-1 repurchase plan, or otherwise, in accordance with applicable federal securities laws, including the anti-manipulation provisions of Rule 10b-18, promulgated under the U.S. Securities Exchange Act of 1934, as amended. The timing and extent of any purchases will depend upon market conditions, the trading price of Giant’s ADSs and other factors, including customary restrictions on share repurchases. The repurchase program does not obligate Giant to make repurchases at any specific time or situation. As of the date of this press release, the Company has paid US$7,235,757.76 and repurchased 1,744,909 ADSs under this Plan.

Mr. Yuzhu Shi, Giant’s chairman and chief executive officer said, “Given the impressive growth to date of our new flagship ZT Online 2 game, our solid pipeline of new games in various genres, high margins and health cash flows, and continuous opportunities in the Chinese and global online game market, we believe current share price levels do not fully reflect our recent performance and future growth prospects. We have always been committed to creating value for our shareholders by returning capital in the form of dividends, such as our US$3.00 per ADS special cash dividend paid in September 2011, and US$0.30 per ADS regular dividend paid in March and April 2012, and through implementing share repurchase programs from time to time if they are in the best interest of our shareholders. We believe these actions reflect our sound financial position, and will enhance shareholders' return as we aim to increase the value of our Company.”

About Giant

Giant Interactive Group Inc. (NYSE: GA) is a leading online game developer and operator in China in terms of market share, and focuses on massively multiplayer online role playing games. Currently, Giant operates multiple games, including ZT Online 1 Series, ZT Online 2, Giant Online, XT Online, The Golden Land, Elsword, and Allods Online. For more information, please visit Giant Interactive Group on the web at www.ga-me.com.

Safe Harbor Statement

Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements and include statements regarding the implementation of the share repurchase plan in part or at all, the expected term of the share repurchase program, whether Giant’s stock price is currently undervalued, whether the share repurchase program would be in the best interest of the shareholders of the Company, enhancing shareholders’ returns and increasing the value of the Company. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Further information regarding risks and uncertainties that could cause our actual results to differ from those in the forward-looking statements is included in our filings with the U.S. Securities and Exchange Commission, including our annual report on Form 20-F for the fiscal year 2011, as filed with the Securities and Exchange Commission on April 23, 2012, and are available on the Securities and Exchange Commission’s website at www.sec.gov.

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FOR IMMEDIATE RELEASE

Investor Contacts:
Giant Interactive Group, Inc. Rich Chiang, IR Director T: +86-21-3397-9959 E: ir@ztgame.com www.ga-me.com	Giant Interactive Group, Inc. Kristie Chen, IR Manager T: +86-21-3397-9971 E: ir@ztgame.com www.ga-me.com
Fleishman-Hillard Hon Gay Lau T: +852-2530-0228 E: giantinteractive@fleishman.com

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